Aduro Clean Technologies Inc.

Pitch Email dated October 11, 2024

Aduro Clean Technologies Inc. (ACT.CN, the "Company") is a green technology company based in London, Ontario, Canada. The Company is focused on developing and commercializing its patented Hydrochemolytic™ ("HCT") technology. This technology is designed to unlock the value of low-value hydrocarbons by transforming waste plastics into reusable materials, making heavy oils more environmentally sustainable, and producing renewable fuels more cost-effectively. Aduro's approach is centered on a novel chemical conversion process that aims to address the challenges associated with recycling plastics and processing heavy crude and bitumen. The Company's common shares are listed on the Canadian Securities Exchange under the symbol "ACT", quoted on the OTCQX under the symbol "ACTHF", and the Frankfurt Exchange in Germany under the symbol "9D50". For more information, please visit https://adurocleantech.com/is.

• Formed in 2011 and raised a total of $27 million CAD in equity.

• Awarded a $1.15 million CAD joint grant from the Natural Sciences and Engineering Research Council of Canada (NSERC), among other grants. In addition, Aduro has customer engagement programs with 5 customers, including Shell plc. However, the Company has not yet entered into definitive partnership agreements with any key potential partners.

• The Company has a market capitalization of $169 million CAD, with an average trading volume of around 30,000 shares per day at around $6.25 CAD per share, 27.2 million outstanding shares, no debt and $5.5 million CAD in cash; 41% insider's ownership and 59% in free float ($99.7 million CAD) and $6.4 million CAD in shareholder equity as of May 31, 2024. The Company's last offering was in June 2024 with $3.354 million CAD. The Company recorded approximately $340,000 CAD in total revenues for the fiscal year ending May 2024, in which it also had a burn rate of $6 million CAD.

The current initial public offering in the U.S. will allow the Company to build a semi-commercial unit to transition its operations from scaleup stage to commercial stage.